UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Integrated Alarm Services Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45890M109

(CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45890M109

1)	NAME OF REPORTING PERSON Mariner Investment Group Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 1,275,000
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 1,275,000
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,000
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23%
12)	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Integrated Alarm Services Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Capital Center, 99 Pine Street

3rd Floor

Albany, NY 12207

Item 2(a).	Name of Person Filing:

Mariner Investment Group, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

500 Mamaroneck Avenue, 4th Floor

Harrison, New York 10528

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number: 45890M109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐	(a)	Broker or Dealer Registered Under Section 15 of the Act
☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
☐	(c)	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C.78c)
☐	(d)	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
☒	(e)	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)
☐	(f)	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)
☐	(g)	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

SCHEDULE 13G

☐	(h)	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
☐	(i)	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
☐	(j)	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned:	1,275,000

(b)	Percent of class:	5.23%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,275,000 (see note 1)
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 1,275,000 (see note 1)
(iv)	Shared power to dispose or to direct the disposition of: None

The aggregate number of shares to which this Schedule 13G relates is 1,275,000 shares which is comprised of 1,275,000 shares of common stock (cusip 45890M109), representing 5.23% of the 24,368,836 shares outstanding. This latter number is arrived at by adding the number of shares outstanding as reported in the issuer’s most recent 10-Q filing for the quarterly period ended 9/30/2006 (24,368,836).

Note 1. Mariner, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to several investment companies exempt from the Investment Company Act of 1940, and serves as investment manager to certain other separate accounts. These investment companies and accounts are collectively referred to as the “Funds”. In its role as investment adviser or manager, Mariner possesses voting and/or investment power over securities of the Issuer described in this schedule that are owned by the Funds. Mariner disclaims beneficial ownership of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

SCHEDULE 13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by advisory clients of Mariner Investment Group, Inc. (“Mariner”), no one of which to the knowledge of Mariner owns more than 5% of the class. Mariner disclaims beneficial ownership of all such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 9, 2007
Date

/s/ Russell A. Thompson
Signature

Russell A. Thompson
Deputy General Counsel and Chief Compliance Officer